LAB SERVICES AND MARKETING AGREEMENT

THIS LAB SERVICES AND MARKETING AGREEMENT ("Agreement"), effective as of July __, 2021 ("Effective Date") is entered into by and between Minomic International ("Minomic"), a company organized and existing under the laws of Australia, having its business address at Suite 2, Ground Floor, 75 Talavera Road, Macquarie Park, NSW, 2113, and 20/20 GeneSystems, Inc ("2020Gene"), a corporation organized and existing under the laws of the state of Delaware, having its principal place of business at 9430 Key West Avenue, Suite 100, Rockville, Maryland 20850, USA, each together being the "Parties".

BACKGROUND

WHEREAS, prostate cancer has been and continues to present severe risks of disease and mortality, strongly and negatively affects the quality of life of men in the United States, and burdens the US healthcare system with high annual costs;

WHEREAS, it is well-known that it is highly desirable to distinguish between indolent and aggressive prostate cancer and that currently available tools in the US do not adequately address this need;

WHEREAS, Minomic has developed MiCheck® Prostate to measure the risk of aggressive prostate cancer;

WHEREAS, Minomic intends initially to promote and sell the Test in the Urology market and to urology practices and will market the test to additional segments;

WHEREAS, Minomic desires to have the assistance of a U.S. based clinical laboratory that is licensed and operates in compliance with the CLIA regulations to more quickly and cost-effectively make the Test available in the U.S.

WHEREAS, 2020Gene operates CLIAx™, which is a clinical laboratory test accelerator that includes a shared lab licensed under CLIA and is a Maryland Commerce Department "Soft-Landing" site, and exists to speed the delivery of laboratory developed tests ("LDTs") to the clinical market wherein consumers and patients may gain earlier access to the tools generated by high-quality medical research ("CLIAx");

WHEREAS, 2020Gene develops, manufactures, markets and sells diagnostic products including but not limited to OneTest®, which is a multi-cancer screening and/or risk stratification test; and

WHEREAS, 2020Gene has established sales and commercialization channels in the Occupational Health and Wellness Markets ("OHWM"), both B2B and B2C;

WHEREAS, 2020Gene has experience and expertise in the Consumer Initiated Market;

WHEREAS, sales efforts in the Consumer Initiated Market ("CIM") are expected to be filled by urologists, such that the parties will work in good faith to separate the results of efforts in both the Urology Market and the CIM.

WHEREAS, 2020Gene desires to obtain rights to sell and promote the Test in the CIM and OHWM;

WHEREAS, Minomic desires to grant 2020Gene a license to sell and promote the Test in the CIM and OHWM under the terms and conditions defined below in this Agreement;

NOW, THEREFORE, in consideration of the above recitals and the mutual covenants contained herein, the parties agree as follows:

ARTICLE I. DEFINITIONS

The terms defined in quotation marks in this Agreement shall, for the purposes of this Agreement, have the meaning ascribed to them whether they are defined in this Article I or elsewhere in this Agreement.

"2020Gene Market" means the OHWM and CIM.

"Agreement" is defined in the header and shall additionally include any written modifications and amendments entered into by the Parties after the Effective Date.

"B2B" means business-to-business.

"B2C" means business-to-consumer.

"Effective Date" is the first date written above.

"Fully Burdened Costs" is represented in this Agreement by the acronym "FBC".

"FBC" means the full cost of running the Test in CLIAx, including at least the cost of the CLIAx real estate lease, the annual amortization or depreciation for Equipment, reagents, and fair proportions of the personnel costs which may not be exhaustive; Attachment 1 sets forth a current good faith estimate of the initial FBC of running a Test and the Parties agree that the charges listed on Attachment 1 and the calculations can be revised from time-to-time.

"CIM" means the Consumer Initiated Market, which is a market characterized by direct outreach to consumers, including without limitation 'direct to consumer advertising' including conventional, digital and social media outreach, which is further characterized by the consumers asking their physician or other licensed provider about the Test, which then results in the Test being ordered for the customer by the physician. For Clarity, CIM does not include consumers ordering the Test without the assistance of a licensed prescriber, except if and where authorized by law. Without meaning to be legally bound, the Parties do not currently believe that the Test can be ordered by any person other than a licensed prescriber.

"CLIA" means the Clinical Laboratory Improvement Amendments of 1988 (CLIA), as amended, which are regulations that include federal standards applicable to all U.S. clinical laboratories that test human specimens for health assessment or to diagnose, prevent, or treat disease.

"CLIAx" is a clinical laboratory operated by 2020Gene in compliance with CLIA which is located in Maryland as of the Effective Date.

"Clinical Laboratory" means any entity or series of entities conducting activities of a nature that are regulated under CLIA.

"Equipment" means one or more Roche Immunodiagnostic analyzers (initially one Roche Cobas Model e411), a minus 80-degree freezer, a minus 20-degree freezer serum processing equipment and any other necessary equipment required

"Field" means the CIM and OHWM each of which are within *in vitro* diagnostics market and is intended to be non-overlapping with the Minomic Field. It is understood that while urology practices are outside of the Field; that sales in the Field may ultimately be fulfilled by urologists or other licensed prescribers within the Minomic Field, and that the parties intend to use suitable means to attribute individual Tests sold and conducted either to the Field or the Minomic Field.

"Minimum Sales Targets" means the minimum amount of 2020Gene Net Revenue agreed by Minomic and 2020Gene as detailed in Attachement B.

"Minomic Field" means any any tests that are not in the Field.

"Technology" means any and all know-how including but not limited to technical information regarding the Test, owned or controlled by Minomic before or during the Term of this Agreement. Technology shall include but not be limited to all technical data, algorithms, SOPs, practices, plans, reports, knowledge bases, specifications, and other information or assistance with respect to the Test.

"OHWM" means the Occupational Health and Wellness Market, which includes (a) corporate health maintenance programs, including but not limited to self-administered insurance programs, (b) US federal, state, local, county and municipal wellness programs attached to a supported program (such as without limitation Fire Departments), and (c) other programs by which employees and their permitted co-beneficiaries can receive predisposition, and/or risk stratification, and/or diagnostic, and/or prognostic medical testing services.

"Minomic's Net Revenue" means the full amount billed and received by Minomic related to CLIAx' running the Test under this Agreement less the Fully Burdened Costs paid to 2020Gene by Minomic.

"Patent Rights" means all patents owned or controlled by Minomic that are necessary or useful to make, use, sell, offer for sale, and import the Test in the Territory.

"Territory" means the United States and its territories and possessions.

"Test" means a clinical test resulting at least in part from Minomic's efforts that includes multiple biomarkers and an algorithm. The biomarkers can be measured on common immunoassay instruments (such as those sold by

Abbott Laboratories and Roche Diagnostics). The algorithm incorporates clinical factors to deliver a risk score that is useful to physicians to determine and/or detect and/or manage the risk of prostate cancer and prostate cancer *per se.*

"Third Party" means a party other than 2020Gene or Minomic.

"US" means the United States of America.

ARTICLE II. TRANSFER, VALIDATION AND TESTING

The Parties will establish the Test as a commercial service in the USA via 20/20 Gene's CLIAx laboratory service as set forth in this Article II (Minomic responsibilities) and Article III (2020Gene responsibilities).

Minomic will:

2.1 transfer the Technology to 2020Gene for the uses (and only the uses) set forth in this Agreement. With Minomic's assistance, the CLIAx laboratory service will validate the biomarkers that are incorporated into the Test under the CLIA guidelines.

2.2 establish the 'computer application pipeline and algorithm(s)' that incorporates the biomarker results and returns a risk score. Minomic will retain exclusive possession and control the algorithm(s).

2.3 work with the CLIAx Laboratory Director and 2020Gene's lead for R&D to establish suitable versions of all the SOPs and biomarker information regarding Test to 2020Gene.

2.4 provide a sufficient number of clinical samples to CLIAx to enable 2020Gene's establishment of required documents and Test validation.

2.5 provide technical support and transfer specifications of processes at Minomic to: (a) 2020Gene to successfully implement the assay and (b) to answer questions of doctors and any other licensed prescribers.

2.6 provide access to the algorithm, algorithm support, and establish an analysis pipeline for the test in the CLIAx laboratory.

2.7 ensure that the Test algorithm is and will run on a server set up and maintained in the US by Minomic.

2.8 provide other resources required to validate the Test as such other resources are identified.

2.9 provide resources required for the CLIAx laboratory to successfully complete Proficiency Testing required by CLIA and other applicable laws.

2.10 through the JSC (defined in Article 7), work with 2020Gene to establish cost-effective specimen collections and inform 2020Gene of the number of Tests sold, the location of specimen collection, and provide other information necessary for 2020Gene to carry out its obligations under this Agreement.

2.11 produce and deliver to the licensed prescriber of record the final clinician reports resulting from execution of the Test. Such final reports will be signed by the CLIA-licensed Laboratory Director. (NTD: under review by 20/20 Gene external counsel)

2.12 conduct invoicing an/or billing, collections of amounts due, determine the reimbursement strategy, and use commercially reasonable efforts to obtain universal reimbursement for the Test.

2.13 (a) develop sales, promotion, and marketing materials for the Test and will be solely responsible for its content. Without diminishing the generality of the foregoing, Minomic will in all cases (b) comply with applicable law, (c) consider in good faith suggestions made by 2020Gene, (d) investigate reasonable concerns raised by 2020Gene, and (e) promptly take action to correct any materials or messaging that likely violates or does violate applicable law, including without limitation legally-binding policies promulgated by FDA, CMS, or CDC in connection with CLIA or relating to activities regulated by CLIA.

2.14 Provide sales, promotional and marketing collateral to 2020Gene, which may be used as is by 2020Gene or modified to better adapt such collateral to the Field.

ARTICLE III. TRANSFER, VALIDATION AND TESTING

The Parties will jointly establish the Test as a commercial service in the USA via the CLIAx laboratory service as set forth in Article II (Minomic responsibilities) and this Article III (2020Gene responsibilities).

2020Gene will:

3.1 procure, (install or) have installed, maintain, and operate the Equipment in compliance with CLIA.

3.2 perform analytical validation for the three biomarkers in the Test on the Roche Cobas e411 including performing bridging studies to determine relevant biomarker levels on the e411 from the Abbott Alinity.

3.3 write a validation plan and validation report for assays, SOPs and other documentation.

3.4 receive, test, and store blood samples (for at least 3 months) and, as requested perform re-testing of specimens. (NTD: 2020 to confirm that at least 3 mos. is reasonable).

3.5 establish a laboratory information management system ("LIMS") for sample input and data output to the algorithm in a mutually agreeable format.

3.6 provide Digital Rectal Examination results and test results for 3 biomarker assays run on Roche Cobas e411 for each specimen received, provided however, that if demand for the Test increases above the capacity of the e411, 2020Gene shall be permitted to use reasonable commercial judgment to upgrade, augment or replace the instrument with additional instruments, more cost-effective instruments, or higher throughput instruments subject to a bridging study being performed, if required.

3.7 ensure appropriate certifications, licenses and approvals as required by CLIA are maintained.

3.8 maintain appropriate records and quality systems.

3.9 procure Equipment and ensure it is maintained in good working order, including where customary or beneficial obtaining and maintaining appropriate maintenance contracts to service Equipment to the manufacturers' standards.

3.10 provide 200 square foot of office space for at least two Minomic personnel at $38/square foot, provided that if 2020Gene's lease is modified during the Term, 2020Gene will pass along the savings or increases as part of the FBC.

3.11 maintain all necessary insurances to run laboratory tests.

3.12 conduct the logistics operations associated with sample collection and testing and sending results to Minomic to perform the algorithm.

3.13 employ the CLIAx Lab Director, which Lab Director will sign off MiCheck® Prostate reports prior to transmission to clinicians, as well as other personnel required under CLIA and Maryland Department of Health rules including, without limitation, a General Supervisor and Technical Supervisor.

3.14 not be responsible for explaining the medical uses and/or limitations of the Test to licensed prescribers .

3.15 provide information to Minomic that is reasonably necessary to enable Minomic to conduct its obligations under this Agreement including but not limited to Minomic's obligations to bill and invoice for Testing, collect amounts due for Testing, and report Test results to licensed prescribers, which information shall include developing appropriate interfaces between the LIMS, Test algorithm and billing systems.

3.16 promote and sell the Test in the Field according to a plan that is approved by Minomic, Minomic's approval not to be unreasonably withheld, conditioned, or delayed, which plan shall not be substantially inconsistent with the sales, promotion, and marketing efforts conducted by Minomic in the Minomic Field.

ARTICLE IV. MARKETING RIGHTS

4.1 Subject to Section 3.16, Minomic hereby grants to 2020Gene and its agents, subject to the terms and conditions of this Agreement, an exclusive license to market, promote and sell the Test during the Term in the Field and in the Territory. Such exclusivity is subject to 2020Gene meeting its Minimum Sales Targets as set out in Attachment B.

4.2 Minomic has not previously and shall not during the Term of this Agreement, directly or indirectly, convey a said rights to third parties where 2020Gene meets its Minimum Sales Targets.

4.3 Minomic hereby grants 2020Gene a license to conduct it obligations under this Agreement during the Term to the extent necessary to execute Tests sold by Minomic or Minomic's agents in the Minomic Field.

ARTICLE V. PAYMENTS

5.1 Minomic shall pay 2020Gene:

a) 2020Gene's FBC + 4% of FBC starting on the Effective Date until completion of the Test validation.

b) 2020Gene's FBC + 10% of N after Test validation, wherein N is the greater of

(i) 2020Gene's FBC and
(ii) Minomic's Net Revenue.

5.2 In addition to (and not in lieu of) the amounts set forth in Section 5.1, Minomic shall pay to 2020 Gene an additional 25% of the total revenue received for Tests resulting from the marketing and promotional efforts of 2020 Gene in the Field. For the avoidance of doubt, a test ordered by a medical provider based on a request or inquiry from a patient who learned about the Test from the marketing efforts of 2020 Gene shall be subject to the payment in this section.

ARTICLE VI. MAKING PAYMENTS AND REPORTS

6.1 2020Gene will report the number of Tests run, 2020Gene's FBC for running the Test, and a minimum invoice amount at the conclusion of each calendar month.

6.2 Within 30 days of receiving 2020Gene's report under Section 6.1, Minomic will confirm that the number of Tests run are consistent with Minomic's business records, calculate and report the amount due to 2020Gene, and make payment to 2020Gene by wire transfer at no cost to 2020Gene for the wire transfer (unless the parties agree in writing (e.g., email between the Party's CEO's) to another method of payment for a portion of the Term).

6.3 Taxation of Payments and Royalties. If any taxes are imposed on a First Party for any payments accruing to the Other Party under this Agreement, such taxes shall be for the account of the Other Party, and when paid by the First Party to the proper taxing authority and proof-in-evidence of such payment shall be secured and sent to the Other Party together with official or other appropriate evidence issued by the appropriate governmental authority. All taxes levied on a Party's income arising from this Agreement shall be borne by that Party. The parties shall take steps consistent with current commercial practices to: (i) avoid or minimize any withholding; and (ii) take advantage of double taxation avoidance agreements as may be available.

6.4 Both Parties shall maintain accurate, complete, and up-to-date records in sufficient detail to enable the owed and/or payable under this Agreement to be determined. Either Party shall have the right, at its own expense and during regular business hours, within one (1) year after the payment due date to which such records relate, during the Term of this Agreement and for a period of one (1) year after the Term, to have such records examined by an

independent accountant selected by the auditing party to whom the audited party has no reasonable objection for the purpose of verifying the reports and payments. If the auditing Party establishes that, as a result of an error in reporting, the other Party has failed to pay at least ninety percent (90%) of the full amount due and payable under this Agreement, then the cost of such inspection up to $100,000.00 shall be paid by the audited Party.

ARTICLE VII. SALES AND PROMOTION

7.1 Minomic will promote and sell the Test through: Minomic's sale force, interaction with Key Opinion Leaders, presentations at key conferences, and by publishing or causing articles to be published in peer reviewed journals.

7.2 2020Gene will promote and sell the Test in the 2020Gene Markets. The parties will collaborate in good faith to identify customers and their tests from the Field that are ultimately fulfilled in the Minomic Field. Such identified customers will be attributed to 2020Gene.

7.3 Provide a reasonable amount of sales training to 2020Gene personnel for use in the Occupational Health and Wellness channel.

ARTICLE VIII. JOINT STEERING COMMITTEE

8.1 The parties shall, within thirty (30) days after the Effective Date, establish a Joint Steering Committee that shall include two (2) executives or managers of each party designated by that party who have expertise and authority to address the parties' respective roles under the Agreement (the "Steering Committee"). In accordance with the provisions and objectives of this Agreement, the Steering Committee shall oversee and monitor:

(i) The conduct of the Transfer, Validation and Testing as per Article II;

(ii) The development and conduct of the Sales and Promotion of MiCheck® Prostate as per Article VII ; and

(iii) A laboratory management plan for services at the Laboratory conducted in relation to MiCheck® Prostate;.

8.2 The Steering Committee shall meet as needed but not less than once each month during the Term. Steering Committee meetings shall be held at times and places or in such form, such as by telephone or video conference, as the Steering Committee determines. Any Steering Committee member may designate a substitute of equivalent experience and seniority to attend and perform the functions of that Steering Committee member at any Steering Committee meeting.

8.3 The Steering Committee shall appoint one of the Steering Committee members to act as the initial Steering Committee chairperson during such period as the Steering Committee shall designate. At the end of each

such designated period during the Term, the Steering Committee shall appoint the chairperson for the next such defined period.

8.4 The Steering Committee chairperson shall be responsible for:

(i) calling and presiding over each Steering Committee during his or her tenure as chairperson;

(ii) preparing and circulating the agenda for each such meeting; and

(iii) Preparing draft minutes of each such meeting and providing a copy of the draft minutes to each Steering Committee member within seven (7) days after each such meeting for approval, which shall be deemed to have been given unless the Steering Committee member· objects within seven (7) days after receipt of the draft minutes.

8.5 Each Steering Committee member shall have one vote in any matter requiring the Steering Committee's action or approval. No Steering Committee vote may be taken unless a majority of the Steering Committee members is present. The Steering Committee shall make all decisions and take other actions in good faith and with due care, after consideration of the information that is reasonably available to it, with the intention that the resulting decision or action shall:

(i) not breach or conflict with any requirements or other provisions of this Agreement; and

(ii) maintain or increase the likelihood that the parties will achieve the purposes and goals embodied by the Agreement, provided that, the Steering Comittee is expressly prohibited from taking into account any interests of a party, or of any members of the Steering Committee, other than their respective interests in achieving the purposes and goals of the Agreement. For purposes of clarity, nothing in this Section shall require either 2020Gene or Minomic to act in the interests of the other party in a manner that disregards or contradicts its own interests, or to refrain from exercising any right granted to it under this Agreement, and this Section does not create a fiduciary relationship between the parties.

8.6 The Steering Committee has only the powers specifically delegated to it by this Agreement and has no authority to act on behalf of any party in connection with any third party. Without limiting the foregoing, the Steering Committee has no authority to, and shall not purport to or attempt to:

(i) negotiate agreements on behalf of any party;

(ii) make representations or warranties on behalf of any party;

(iii) waive rights of any party;

(iv) extend credit on behalf of any party; or

take or grant licenses of, transfer ownership, or otherwise encumber intellectual property on behalf of any party

8.7 . Each party shall bear all expenses of its respective Steering Committee members related to their participation on the Steering Committee and attendance at Steering Committee meeting

ARTICLE IX. TERM AND TERMINATION

9.1 This Agreement shall commence on the Effective Date and shall expire three (3) years after the Effective Date (the "Term") provided however, that if it takes more than three (3) months to validate the Test, the Term shall be extended one-day for every day longer than three (3) months used to validate the Test. For Clarity, if the Test takes more than 3 months to validate, the parties will establish a date certain and write it in this Agreement here:

Revised Expiration Date: __________

Witnessed by 2020Gene: _______________

Jonathan Cohen

Date:

Witnessed by Minomic: _______________

Brad Walsh

Date:

9.2 Either Party may terminate the Agreement with 30 days' written notice where there has been a material breach of the Agreement which has been prior thereto notified to the other party and that other party has not materially rectified the breach within 60 days of receiving the notice of material breach. If this Agreement is terminated prior to its expiration, then 20/20 Gene will provide test data and results to Minomic within 30 days of the Termination Date.

9.3 Either party may terminate the agreement upon written notice to the other in the event of (a) insolvency of the other party, or the appointment of a receiver by the other party for all or any substantial part of its properties, provided that such receiver is not discharged within sixty (60) days of its appointment; (b) the adjudication of the other party as a bankrupt; (c) the admission by the other party in writing of its inability to pay its debts as they become due; (d) the execution by the other party of an assignment for the benefit of its creditors; or (e) the filing by the other party of a petition to be adjudged as a bankrupt, or a petition or answer admitting the material allegations of a petition filed against the other party in any bankruptcy proceeding, or the acts of the other party to any other judicial proceeding intended to effect a discharge of the debts of the other party, in whole or in part.

9.4 Upon expiration or earlier termination of this Agreement, the following rights and obligations shall survive to the degree necessary to permit their complete fulfillment or discharge:

(a) the obligations of confidentiality under Article 6 shall continue in effect for five (5) years;

(b) 2020Gene shall supply a final royalty report with respect to the terminated license;

(c) 2020Gene shall maintain records and allow Minomic to audit such records as specifically provided herein.

(d) 2020Gene shall maintain the MARKETING RIGHTS set forth in ARTICLE IV as long as it meets Its Minimum Sales Targets as set out in Attachement B.

ARTICLE X. CONFIDENTIAL INFORMATION

10.1 Confidential Information. In the course of the performance of this Agreement each Party may, from time to time, disclose certain trade secrets and other non-public, proprietary and/or confidential information to the other Party ("Confidential Information"). Confidential Information may be in any form and shall be transferred to the other Party in connection with this Agreement pursuant to the respective rights and obligations hereunder. Confidential Information shall include, without limitation: (a) trade secrets of each party; (b) information relating to existing or contemplated tests, products, services, technology, designs, processes, algorithms, formulae, and research and development (in whatever stage) of each Party; (c) information relating to the Technology or Patent Rights; and (d) customers, customer lists, and information relating to business plans, methods of doing business, sales and/or marketing methods, customer usages and/or requirements, and supplier information of such Party. Confidential Information shall include all disclosures hereunder in writing and identified as being "Confidential", or by their nature (irrespective of how transferred) would be reasonably considered to be "Confidential". The following information, however, shall not be considered Confidential Information:

(a) information which was already known to the receiving party, other than under an obligation of confidentiality to the disclosing Party, at the time of disclosure by the other Party; or

(b) information which was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party; or

(c) information which becomes generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the receiving Party in breach of this Agreement; or

(d) information which was disclosed to the receiving Party, other than under an obligation of confidentiality, by a Third Party who had no obligation to the disclosing party not to disclose such information; or

(e) information which was developed independently without reference to Confidential Information received from the other Party hereunder as evidenced by the receiving Party's own written records.

10.2 Except to the extent expressly authorized by this Agreement or otherwise agreed to in writing, during the Term of this Agreement and for a period of five (5) years following the termination of this Agreement, the receiving party shall take such reasonable measures to maintain such Confidential Information as confidential as it takes to

protect its own proprietary and confidential information, and shall not publish or otherwise disclose such Confidential Information except that each party shall be each permitted to disclose portions of Confidential information to the extent reasonably necessary to such Party's attorneys, accountants and other professional advisors under an obligation of confidentiality to such Party, or which a reasonable person would find is necessary or desirable to sell, promote and/or market the Test.

10.3 If either Party is required by judicial or administrative process to disclose Confidential Information, the Party which is required to disclose shall promptly notify the other Party and allow the other Party a reasonable time to oppose such process and/or seek protective order to limit exposure to and dissemination of said Confidential Information.

10.4 Both Parties shall confer with the other before using the name of the other Party in publicity, advertising or public disclosure.

10.5 The relationship created under this Agreement is confidential and shall be treated as Confidential Information pursuant to the terms of this Agreement.

10.6 To the extent any disclosure is required by law or regulation, including but not limited to securities or other laws or regulations of any country, the parties shall consult with each other regarding the contents of such disclosure prior to such disclosure, and the disclosing party in any event shall provide to the other party a draft copy of the information to be disclosed for approval at least thirty (30) days prior to such disclosure, such approval not to unreasonably withheld.

ARTICLE XI. REPRESENTATIONS AND WARRANTIES

11.1 Minomic represents and warrants to its best knowledge and belief that: a) Minomic is the sole owner of the Test and Patent Rights, free of any liens, encumbrances, restrictions, and other legal or equitable claims, and that Minomic has the right to grant the licenses conveyed hereunder, and to enter into the obligations of this Agreement.

11.2 Minomic represents and warrants that Minomic has the authority to enter into this Agreement and that the terms of this Agreement are not inconsistent with any other contractual obligation Minomic may have, express or implied.

11.3 The execution, delivery and performance by Minomic of this Agreement do not contravene or constitute a default under any provision of applicable law or of any agreement, judgment, injunction, order, decree or other instrument binding upon Minomic;

11.4 To the best of Minomic's knowledge, the use of Minomic Technology and the use or practice of Patent Rights by 2020Gene as provided herein do not infringe or violate any patent or other rights of any third party and no Third Party has made allegations to the contrary.

11.5 2020Gene hereby represents and warrants to Minomic as of the Effective Date of this Agreement that:

(a) 2020Gene has full legal right, power and authority to execute, deliver and perform its obligations under this Agreement;

(b) the execution, delivery and performance by 2020Gene of this Agreement do not contravene or constitute a default under any provision of applicable law or of any agreement, judgment, injunction, order, decree or other instrument binding upon 2020Gene.

(c) CLIAx is licensed under CLIA and all other applicable law to conduct testing of the type contemplated under this Agreement and/or of a similar type to the Test.

ARTICLE XII. LIABILITY AND INDEMNITY

12.1 Minomic shall indemnify, defend and hold harmless 2020Gene and its employees, officers, directors, consultants, contractors, and agents from and against any suit, proceeding, claim, liability, loss, damage, costs or expense, including reasonable attorneys' fees, which 2020Gene may hereinafter incur, suffer, or be required to pay arising out of or resulting from 2020Gene's reliance on Minomic in conducting the Test or from any breach by Minomic of its representations and warranties set forth in in this Agreement.

12.2 2020Gene shall indemnify, defend, and hold harmless Minomic from and against any suit, proceeding, claim, liability, loss, damage, costs or expense, including reasonable attorneys' fees, which Minomic may hereinafter incur, suffer or be required to pay arising out of 2020Gene's failure to comply with CLIA or any breach by 2020Gene of its representations and warranties set forth in in this Agreement.

12.3 With respect to any claim for which a party seeks indemnification from the other hereunder, the party seeking indemnification shall provide prompt notice to the other of the claim for which indemnification is sought, shall provide reasonable cooperation and assistance to the indemnifying party in the defense of such claim, and shall not settle or otherwise compromise such claim without the indemnifying party's prior written consent.

12.4 All obligations for indemnification on the part of parties hereto shall expire five (5) years from the date of termination of this Agreement, except with respect to claims already notified to the other party prior to the end of such five (5) year period.

12.5 The representations, warranties and indemnifications contained herein shall survive the execution, delivery and performance of this Agreement by the parties.

ARTICLE XIII. PATENT RIGHTS

13.1 Patent Maintenance. Minomic shall secure and maintain the Patent Rights. Minomic shall pay all costs associated with the filing, prosecution and maintenance of Patent Rights. Minomic shall notify 2020Gene of any change in status of patents and/or patent applications in the Patent Rights within thirty (30) days. In the event any of the Patent Rights shall become involved in any third party review, opposition, interference proceeding, litigation or similar proceeding, then Minomic shall manage such proceeding, at its own expense, and shall keep 2020Gene informed.

13.2 Joint Inventions. All inventions jointly made or conceived by employees or others acting on behalf of 2020Gene and Minomic during the term of this Agreement (a "Joint Invention") shall be jointly owned by both parties.

13.3 Infringement of Third Party Patents. In the event any claim is made by any Third Party against 2020Gene, alleging that the manufacture, use, offer for sale, sale or importation of the Test, infringes any patent of a Third Party, 2020Gene may notify Minomic in writing of such claim. 2020Gene shall maintain control of its own defense, including any decision as to settlement, although 2020Gene will reasonably consider any suggestions proposed by Minomic. Minomic will reasonably assist 2020Gene in all matters related thereto.

13.4 License of Third Party Patents. If as a result of actual or alleged infringement of a Third Party patent 2020Gene obtains a license from a Third Party under any patent covering the Test, then 2020Gene may add expenses related thereto to 2020Gene's FBC provided consent is provided by Minomic, such consent not to be unreasonably withheld. Where Minomic does not provide such consent 2020Gene shall have right to terminate the agreement.

ARTICLE XIV. MISCELLANEOUS

14.1 Notices: Any notice, report, payment or statement required or permitted under this Agreement shall be considered to be given three days after transmission when made in writing sent by internationally recognized couriers, except that monthly payment reports may be transmitted by email.

The record address of the parties is:

Minomic: Brad Walsh
CEO
75 Talavera Road
Macquarie Park, New South Wales 2113
Australia
brad.walsh@minomic.com
+61 413 231 296

2020Gene: Jonathan Cohen
CEO and President
9430 Key West Avenue, Suite 100,
Rockville, Maryland 20850
USA
jcohen@2020gene.com
+1 (301) 379-2020

14.2 Governing Law: The rights and obligations of this Agreement shall be governed and construed in accordance with the laws of the state of New York, in the United States.

14.3 Captions and Titles: The titles of the Articles and Sections contained in this Agreement are for convenience only and shall not be considered in construing this Agreement.

14.4 Clause Severability: Any provision of this Agreement that in any way contravenes the law of any state or country in which this Agreement is effective shall, in that state or country, to the extent the law is contravened, be considered separable and non-applicable and shall not effect any other provision or provisions of this Agreement.

14.5 Assignability: This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their successors and assigns. This Agreement may be freely assigned to any person or entity that acquires substantially all of the assets of a Party that pertain to this Agreement. Both Parties may assign part or all of their sales, promotion, and marketing duties to a suitable Third Party. Except for the foregoing, neither Party shall have the right to assign any of its obligations under this Agreement without the express written consent of the other Party, such consent not to be unreasonably withheld.

14.6 Entire Agreement: This Agreement, together with any exhibits and/or attachments hereto, constitutes the entire agreement between the parties relating to the subject matter hereof. It may not be modified or amended except in a writing and signed by both parties. All previous agreements or arrangements between the parties, written or oral, relating to the subject matter hereof are hereby canceled and superseded.

14.7 Currency: All monetary amounts referred to in, or due under, this Agreement shall be in US dollars.

14.8 Force Majeure: Neither party shall be liable in damages for, nor shall this Agreement be terminable or cancelable by reason of, any delay or default in any such party's performance hereunder if such default or delay is caused by events beyond such party's reasonable control including, but not limited to, acts of God, regulation or law or other action of any government or agency thereof, war or insurrection, civil commotion, destruction or production facilities or materials by earthquake, fire, flood or storm, labor disturbances, epidemic, or failure of suppliers, public utilities or common carriers. Each party shall endeavor to resume its performance hereunder if such performance is delayed or interrupted by reason of a force majeure as listed above.

14.9 Relationship of the Parties: The relationship of the parties under this Agreement is that of independent contractors. Nothing contained in this Agreement is intended or is to be construed so as to constitute the parties as partners, joint venturers, or either party as an agent or employee of the other. Neither party has any express or implied right under this Agreement to assume or create any obligation on behalf of or in the name of the other, or to bind the other party to any contract, agreement or undertaking with any Third Party, and no conduct of the parties shall be deemed to infer such right.

14.10 Waiver: Failure to exercise, or delay in exercising, or partial exercise, at any time, of any right, remedy, default or break with respect to any covenants, provisions, or conditions of this Agreement by any party hereto shall not operate as a waiver or excuse of performance as to any continuing or subsequent default, break, or non-observance, or subsequent and/or similar right or remedy so as to defeat in any way the rights of the first party hereunder, unless an express waiver has been provided by the affected party in writing.

14.11 Expenses. Unless otherwise specifically provided for herein, all costs and expenses incurred with connection with this Agreement and the transactions contemplated hereby shall be paid by the party which shall have incurred the same, and the other party shall no liability thereto.

14.12 No Special Damages. The parties hereto shall not be liable under any circumstances for any indirect, consequential, incidental or special damages of any kind other than for prohibited use or dissemination of Confidential Information.

14.13 Compliance with Law. Both Parties shall comply with all applicable laws and regulations, including without limitation, the Health Information Technology for Economic and Clinical Health Act of 2009 (the "HITECH Act"), the Administrative Simplification section of the Health Insurance Portability and Accountability Act of 1996, as codified at 42 U.S.C. §1320d through d-8, as amended from time to time ("HIPAA"), and CLIA. For the avoidance of doubt, the Parties do not expect that (as of the Effective Date) compliance with the Food, Drug and Cosmetics Act (the FDACA) or rules promulgated thereunder by the USFDA are applicable to the Test or this Agreement.

14.14 General Assurances. The Parties agree to execute, acknowledge and deliver all such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the intent and purposes of this Agreement.

14.15 Both Parties are responsible for their own legal fees in connection with the negotiation, drafting, and execution of this Agreement. Both Parties have participated in the drafting of this Agreement such that no rules of strict construction shall apply to the interpretation of this Agreement.

14.16 Execution. This Agreement shall be executed in two identical counterparts, both of which shall contain the signatures of a person with the authority to bind each of the parties hereto. Both Parties agree and accept that electronic signatures upon this Agreement shall have the same legal and binding effect as if handwritten and waive to the full extent permissible under law the right to argue that this Agreement was not duly executed because it was signed or transmitted electronically.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the Effective Date.

2020 GeneSystems, Inc.	Minomic International Ltd
By: [signature]	By: [signature]
Jonathan Cohen	Name: Brad Walsh
CEO and President	Title: CEO
Date: 8/4/21	Date: 5 August 2021